Exhibit 1.01

MICROSOFT CORPORATION

CONFLICT MINERALS REPORT

FOR 2019 REPORTING YEAR

I.	INTRODUCTION

This Conflict Minerals Report (“CMR”) for MICROSOFT CORPORATION (“Microsoft”) is filed as an exhibit to Microsoft’s Form SD1 pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”) for the 2019 Reporting Year (January 1, 2019-December 31, 2019). The report covers all Microsoft majority-owned subsidiaries and variable interest entities that are subject to the Rule.2 The Rule imposes certain due diligence and reporting obligations on US Securities and Exchange Commission (“SEC”) registrants whose manufactured products, including products contracted to be made for each registrant, contain “conflict minerals” necessary to the functionality or production of those products. The Rule defines “conflict minerals” to include cassiterite, columbite-tantalite, gold, wolframite and their derivatives limited to tin, tantalum, tungsten, and gold (collectively referred to as “3TGs”).

Microsoft develops, licenses, and supports a wide range of software products, services, and hardware devices that deliver new opportunities, greater convenience, and enhanced value to people’s lives. Microsoft devices contain one or more 3TGs and are within the Rule’s scope. During the 2019 Reporting Year, covered devices included the Surface line of computers, tablets, and accessories; Xbox gaming/entertainment consoles and accessories; personal computing accessories (mice, headsets, and keyboards); HoloLens, a self-contained holographic computer; and service, spare, and replacement parts for such devices.

Microsoft is committed to the responsible sourcing of raw materials globally in support of human rights; labor, health, and safety; environmental protection; and business ethics and is committed to sourcing minerals for use in our devices that do not directly or indirectly finance armed conflict or benefit armed groups. Our commitment and strategy are outlined in Microsoft Devices Responsible Sourcing of Raw Materials (“RSRM”) policy. Our RSRM policy establishes a holistic approach to the responsible sourcing of raw materials. We hold ourselves and our supply chain accountable to address the human rights; labor, health, and safety; environmental protection; and business ethics risks associated with raw materials extraction, harvesting, processing, refining, and transportation. We commit to a future where all raw materials used in our devices, unbounded by specific materials or locations, are sourced from responsible suppliers. We commit to the responsible sourcing from Conflict Affected and High Risk Areas (“CAHRAs”), including the Democratic Republic of the Congo (“DRC”) or DRC-adjoining countries (each a “Covered Country” under the Rule), in order to minimize the harmful societal and economic impacts that would be caused by an inadvertent de facto embargo of minerals from such regions.

[1]	Please see the Securities and Exchange Commission’s Form SD for more information about the Rule’s reporting requirements.
[2]

Throughout this CMR, we use “Microsoft,” “Microsoft Devices,” “we,” “our,” “us” and similar terms to refer to Microsoft Corporation and its subsidiaries and various interest entities subject to the Rule (collectively, “Microsoft”), unless otherwise indicated.

On the basis of our “Reasonable Country of Origin Inquiry” (“RCOI”), we determined that 3TGs that were necessary to the functionality or production of devices we manufactured or contracted to manufacture during the 2019 Reporting Year may have originated in a Covered Country. Therefore, we are submitting this CMR, which describes the conflict minerals due diligence we performed during the 2019 Reporting Year, as an exhibit to our Form SD. We have published the CMR externally on our Device’s Responsible Sourcing website.

Based on our RCOI and due diligence assessment, Microsoft found no reasonable basis for concluding that any 3TG Smelter or Refiner (“SOR”) that was identified in Microsoft Device’s Supply Chain for the 2019 Reporting Year sourced 3TG that directly or indirectly financed or benefitted armed groups in a Covered Country. Some noteworthy 2019 Reporting Year accomplishments were as follows:

•	All in-scope suppliers provided a response to Microsoft Device’s Conflict Minerals Reporting Template (“CMRT”) survey request – a 100% response rate.

•

232 out of 233 SORs (99.6%) identified in Microsoft Device’s Supply Chain for the 2019 Reporting Year were conformant to an independent, third-party audit program for 3TGs, regardless of the mineral country of origin.

•	Of the 43 of the 233 3TG SORs that sourced 3TGs from a Covered Country, 100% were conformant to an independent, third-party audit program for 3TGs.

This CMR contains links to internal and external websites for informational purposes only. References to such websites and information available through such websites are not incorporated into this CMR. Additionally, this CMR includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations and assumptions regarding the future implementation of our responsible sourcing program and are subject to change. Forward-looking statements are not guarantees of future performance. Statements in this CMR are based on our due diligence activities that were performed in good faith and to the best of our ability. They are based on information that was available to us at the time of this filing. Factors that could affect the accuracy of such statements include, but are not limited to, incomplete or incorrect data, amendments to the Rule or SEC guidance, or other issues.

II.	DUE DILIGENCE FRAMEWORK

Our CMR is based on Microsoft Devices’ Due Diligence Framework, which conforms in all material respects to the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and its related Supplements (“OECD Guidance”). The OECD Guidance provides a detailed due diligence framework to support responsible global supply chain management of 3TGs and other mineral resources and is currently the leading international framework for raw material due diligence. The OECD Guidance applies to Microsoft as a “downstream company.”

As a “downstream company,” Microsoft does not directly source from 3TG raw material providers. Instead, we contract to manufacture products and components from our direct suppliers, which source materials, components, and products from their upstream suppliers, which, in turn, source materials, components and products from their upstream suppliers. Our supply chain contains many layers of upstream suppliers positioned between ourselves and 3TG raw material mines and SORs. In this CMR, we refer to our directly contracted suppliers as “in-scope suppliers” as they are the entities with which we contract to manufacture our devices pursuant to the Rule.3

We use contractual provisions to legally bind our in-scope suppliers to information disclosure and audit requirements regarding the sources and chains of custody of 3TGs necessary to the functionality or production of our manufactured devices. Because we lack contractual mechanisms to force upstream suppliers to provide this information, our due diligence efforts are focused on our in-scope suppliers where we exert our strongest influence to impact supply chain sourcing decisions combined with our use of independent third-party audit programs for 3TGs to confirm SOR conformance. This is consistent with the Rule and OECD Guidance. The graphic below portrays Microsoft’s span of influence across the 3TG supply chain.

Microsoft Span of Influence across 3TG Supply Chain

A.	Step #1: Establish Strong Company Management Systems

1.	Company Policies

Microsoft’s commitment to corporate responsibility and integrity guides everything we do as a company. We have high ethical standards governing the way we conduct our business which also apply to our suppliers and business partners. Microsoft policies include the Microsoft Global Human Rights Statement, Standards of Business Conduct, and our Supplier Code of Conduct, which set expectations for Microsoft operations and those of our suppliers concerning legal and regulatory compliance; business practices and ethics; human rights and fair labor practices; health and safety; environmental protection; and data and privacy protection.

Our policies are based on internationally recognized standards, including the following declaration and covenants: Universal Declaration of Human Rights, International Covenant on Civil and Political Rights, and International Covenant on Economic, Social and Cultural Rights. Our business operations are informed by human rights guidelines described in the following documents: International Labour Organization’s (“ILO”) Declaration on Fundamental Principles and Rights at Work, OECD Guidelines

[3]

Under SEC Guidance, a company is considered to be “contracting to manufacture” a product if it has some actual influence over the manufacturing of that product. This determination is based on facts and circumstances, considering the degree of influence a company exercises over the product’s manufacturing.

for Multinational Enterprises, and the United Nations Global Compact. As a global Information and Communications Technology company operating in more than 100 countries, we respect all human rights - civil, political, economic, social, and cultural; and we expect our suppliers to do the same.

Microsoft Device’s RSRM policy describes our commitment and strategy to responsibly source raw materials used in our manufactured products. Microsoft is committed to indirectly source raw materials in support of human rights; labor, health and safety; environment; and ethics. This pledge extends to the harvesting, extraction, and transportation of raw materials globally and to all substances used in our devices unbounded by specific materials or locations. This policy supports implementation of programs that are region-specific and advance the use of responsibly sourced minerals in our devices.

2.	Internal Management Team and Corporate Approval

A cross-functional team supports Microsoft’s responsible sourcing and CMR compliance activities. Microsoft’s Senior Director of Responsible Sourcing sponsors the team. The team consists of representatives from Manufacturing and Sourcing; Responsible Sourcing; Corporate, External and Legal Affairs; Finance; Information Services; Product Environmental Compliance; Global Trade; and Public Relations. The team meets regularly to assess the program’s progress, identify steps necessary to meet our compliance obligations, and identify areas for continuous improvement. The team also trains other internal stakeholders on their roles and responsibilities for implementing and supporting Microsoft’s responsible sourcing program. Team members develop, review, and submit the final CMR to Microsoft’s President, Brad Smith, for approval and signature before being filed as an Exhibit to Microsoft’s Form SD pursuant to the Rule.

3.	System of Supply Chain Controls, Data Disclosure, and Due Diligence Assurance

Microsoft Devices’ Due Diligence Framework is based on a system of supply chain controls, data disclosure, and due diligence assurance. As a standard contractual requirement, we require our in-scope suppliers to provide us with information concerning the 3TG and other materials that are contained in the products and components they supply to us. Our environmental compliance specifications - H00594, Restricted Substances for Hardware Products; and H00642, Microsoft Restricted Substances Control System for Hardware Products (both available at this link) - require all in-scope suppliers to declare every substance contained in the materials, components, and products supplied to us, including 3TGs, by weight.

We also require all in-scope suppliers to annually submit a CMRT, which provides us with the source and chain of custody information for the 3TG that are contained in the products and components they supply to us. Our contracts also require our in-scope suppliers to require their upstream suppliers to meet these material disclosure requirements. Microsoft evaluates these supply chain disclosures to ensure data integrity and assess sourcing risk. Microsoft investigates any potential nonconformances and engages with such suppliers to address any failure to meet Microsoft specifications and requirements.

Microsoft Device’s Supplier Social and Environmental Accountability Manual (“H02050”) provides an operational framework for Microsoft to ensure full supplier conformance with Microsoft’s Supplier Code of Conduct and other responsible sourcing requirements. H02050 establishes a minimum set of requirements that suppliers must meet, including compliance with all applicable laws and regulations with respect to labor, ethics, occupational health and safety, and protection of the environment. Suppliers are encouraged to go beyond legal compliance in the areas of ethics, labor management, environmental, and health and safety topics by committing to meet relevant international standards (i.e. ILO and relevant United Nations conventions) and to commit to a process of continuous improvement. Suppliers are required to source responsibly, especially regarding certain raw materials, including 3TGs.

H02050 requires all suppliers to:

•

Adopt and clearly communicate to their suppliers and the public, a company policy for raw material sourcing and their commitment to conducting due diligence to source raw materials from responsible sources;

•	Exercise due diligence on the source and chain of custody of high-risk raw materials, including 3TGs, contained in materials, products, or parts supplied to Microsoft;

•	Identify each SOR that has processed or otherwise handled 3TGs contained in those materials, products, or parts;

•	Encourage those SORs to participate in the Responsible Mining Assurance Program (“RMAP”) or an equivalent independent, third-party audit program for 3TGs;

•	Confirm that 3TGs in their supply chain are sourced from available SORs that are conformant with the RMAP or an equivalent an independent, third-party audit program for 3TGs; and

•	Timely communicate potential sourcing risks to Microsoft and propose a contingency plan and mitigation strategy to achieve conformance.

Suppliers are required to establish a system to gather, examine, and verify traceability information of raw materials, including 3TGs, and request their upstream suppliers to disclose the location of extraction or harvesting activities or recycling sources in the raw material supply chain. Suppliers are required to engage with upstream suppliers to identify any potential warning signs in the supply chain. Suppliers are required to assess responsible sourcing risks in their supply chains by reviewing relevant audit information, publicly available policies and reports, and by conducting a systematic third-party risk analysis.

This transfer of material declaration data, source and chain of custody information, and risk assessment procedures across the raw material supply chain enables and facilitates raw material due diligence, mapping, and transparency. This system of supply chain controls allows Microsoft to establish and enforce its responsible sourcing policies and specifications throughout its supply chain to ensure that disclosed SORs are conformant to an independent, third-party audit program for 3TGs.

If we find that a supplier has introduced responsible sourcing risk to the Microsoft supply chain, such as using an upstream SOR that does not conform to Microsoft’s requirements, Microsoft requires corrective action to address the non-conformance. The response time for corrective action is calibrated to the severity of the identified risk. Risks are mitigated by supplier engagement, corrective actions, training, and/or additional audits. These controls and related documentation are detailed in H02050 and Microsoft internal operating procedures.

Microsoft is a long-standing member of the Responsible Business Alliance (“RBA”). In 2008, the RBA initiated the Conflict Free Smelter Initiative, which is now known as the Responsible Minerals Initiative (“RMI”). The RMI is one of the most utilized and respected resources for supply chain minerals due diligence and is aligned to the OECD Guidance. The RMI operates and manages the RMAP, which uses independent, third-party audits to assess, monitor, and assure whether SORs process 3TGs from sources that directly or indirectly finance or benefit armed groups in a CAHRA, including Covered Countries.

Microsoft works with in-scope suppliers to ensure their use of SORs that are conformant to RMAP or another equivalent independent, third-party audit program for 3TGs. If a supplier does not commit to sourcing from a conformant SOR within a reasonable time period, Microsoft places the supplier on restricted status and no new Microsoft business is awarded until the non-conformance is resolved. Microsoft may also terminate its business relationship with the supplier.

We also work outside of our supply chain to promote responsible mining practices in CAHRAs, including Covered Countries, by partnering with organizations, including the RMI, the Public-Private Alliance for Responsible Minerals Trade (“PPA”), and others. In this manner, we go beyond the minimum due diligence established by the OECD Guidance to assess and reduce our supply chain sourcing risk and improve working conditions in raw material supply chains. Highlights from our external engagements that promote and support responsible mining are described below:

•

Initiative for Responsible Mining Assurance (“IRMA”): IRMA has established a multi-stakeholder and independently verifiable responsible mining assurance system that improves social and environmental performance through the development of global mining standards for large-scale mines. In 2019, Microsoft conducted mine outreach on behalf of IRMA to further discussion and engagement around Mine Measure. Mine Measure is a new IRMA self-assessment tool that provides mining companies with a mechanism to assess and share their performance on social and environmental sustainability risk indicators.

•

Alliance for Responsible Mining (“ARM”): ARM sets standards for responsible artisanal and small-scale mining (“ASM”) and supports and creates opportunities for gold miners, providing them with incentives to become responsible economic, technological, and environmental enterprises. Seed funding from Microsoft helped ARM secure further resources to develop a Market Entry Standard for ASM gold mining. Microsoft continues to support an ASM gold mining project in Peru which has attracted additional donors, furthering ARM’s efforts to develop certified gold mining sites throughout the region. In 2019, ARM focused on increasing the number of certified gold mines in Peru and conducted a viability assessment of new mining organizations. In Peru, four mining organizations are certified, three of which are in the process of recertification; one additional mine is active in the external evaluation process. The organization also facilitated the exchanges of good practices, and promotion of assurance standards, including the Fairmined Standard, which creates opportunities for ASM gold miners, improves working conditions, promotes responsible environmental management and contributes to the well-being of mining families and communities.

4.	Supplier Engagement to Ensure Conformance

We work closely with our in-scope suppliers to ensure that they share and extend our responsible sourcing commitment with their upstream suppliers. The RMI’s Reasonable Practices to Identify Sources of Conflict Minerals: Practical Guidance for Downstream Companies states, “all of the [OECD Guidance’s] red flag triggers are contained in the upstream portion of the supply chain (e.g., SORs and mine of origin).” Because these supply chain “triggers” are associated with upstream sources rather than downstream manufacturers, such as Microsoft, we mitigate raw material sourcing risks by working with our in-scope suppliers to identify raw material SORs and encourage those facilities to become conformant to RMAP or other independent third-party audit programs or use an alternate SOR that is conformant. We also participate in industry-wide initiatives that assess SOR conformance with the OECD Guidance.

We drive responsible sourcing through our extended supply chain by surveying our in-scope suppliers’ sourcing of raw materials in their upstream supply chains by using contractual provisions and Microsoft specifications. We conduct audits of our contracted suppliers to verify conformance to those requirements. We also use tools that include supplier capability building and supplier training, and we support broader industry efforts to promote responsible mining and sourcing. More information on these supplier engagement tools is set forth below.

•

Supplier Requirements: We require our in-scope suppliers to meet our material disclosure requirements and related responsible sourcing policies through contractual provisions and product specifications. We communicate, monitor, and track supplier adherence to these requirements, ensuring conformance through the Microsoft Audit Management System (“AMS”) and maintain supplier records for a minimum of five years. These policies and procedures are detailed above.

•

Training: We train our in-scope suppliers to meet our responsible sourcing requirements through classes, educational forums, and direct communications. In March 2019, we hosted the 2019 Responsible Sourcing Supplier Forum in China, which was attended by 189 supplier factory representatives. This event provided a key opportunity for Microsoft direct communication with our suppliers regarding our responsible sourcing requirements. In June 2019, we officially launched the online component of our “SEA Academy” to scale social and environmental accountability training to all Microsoft Devices’ suppliers. We educate suppliers’ management, workers and third-party auditors as well as internal Microsoft teams with the goal of increasing sustainability and promoting aligned collaboration throughout our supply chain. The SEA Academy is a piece of the supplier on-boarding process. All existing suppliers and new suppliers are required to complete the Supplier SEA mandatory courses to understand Microsoft SEA requirements. Webinars were offered in July 2019 to help suppliers understand how to access and utilize the resources available.

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Capability Building and Partnerships: We work closely with our in-scope suppliers and third- party auditors to build our supplier’s raw material due diligence capabilities and ensure conformance. We invest in industry programs, such as the

RMAP, to increase suppliers’ abilities and provide platforms for sharing best practices. The Microsoft SEA Academy provides on-line training modules aimed at building our suppliers’ capabilities. We educate our suppliers’ management teams, workers, and third-party auditors and Microsoft internal teams, including sourcing managers, factory managers, and new product introduction teams, with the goal of promoting aligned collaboration around our supply chain responsible sourcing programs and policies.

•

Supplier Audits and Conformance Assurance: Microsoft conducts audits of its directly contracted suppliers to assess their conformance to Microsoft requirements. All newly contracted suppliers undergo an Initial Capability Assessment (“ICA”) prior to onboarding and Sustaining Maintenance Audits (“SMA”) on an annual, biannual, or triannual basis, depending on their risk level, to verify their initial conformance and to confirm their sustained conformance to our requirements. Suppliers must establish and maintain a corporate policy and effective procedures for the responsible sourcing of raw materials across their supply chains. Microsoft selects and retains only those business partners that have committed to meet these requirements. A failure by a supplier or their upstream supplier to conform to these requirements may constitute a breach of the supplier’s contractual agreement with Microsoft, resulting in possible business termination.

5.	Grievance Mechanism

Microsoft is committed to providing an anonymous grievance reporting mechanism for our employees and other stakeholders who may be impacted by our operations. Microsoft’s Business Conduct Hotline allows employees and others to anonymously ask compliance questions or report concerns regarding Microsoft’s business operations, including our responsible sourcing of raw materials policy or those of our suppliers. Additionally, Microsoft continued to scale its Worker Voice Hotline Program in our supplier factories. This program provides workers with a reliable and anonymous reporting channel managed by a neutral third-party provider. We investigate and, where appropriate, take remedial action to address reported concerns. We also participate in the development of industry grievance mechanisms that seek to address responsible sourcing of raw materials related issues in the Covered Country region.

B.	Step #2: Identify and Assess Risk in the Supply Chain

In order to make an RCOI determination for purposes of the Rule, Microsoft took the following steps, which are consistent with the OECD Guidance and our internal policies and procedures, to identify and assess conflict mineral sourcing risk in our supply chain during the 2019 Reporting Year:

•

Following the Rule and SEC guidance, we generated a list of in-scope suppliers, consisting of suppliers with which we directly contracted for the manufacture of our products during the 2019 Reporting Year.

•

We surveyed those in-scope suppliers to determine whether they used any 3TGs in the products or parts supplied to Microsoft during the 2019 Reporting Year by utilizing the CMRT and the services of a third-party solution provider.

•

Based on our supplier’s CMRT responses, we excluded suppliers that did not report the use of 3TGs in the products or parts supplied to Microsoft during the 2019 Reporting Year from our in-scope supplier list.

•

We reviewed all in-scope supplier CMRT responses to validate their completion and to identify any contradictions or inconsistencies. We worked with our third-party solution provider to obtain updated responses from suppliers when necessary.

We identified 178 in-scope suppliers that reported the use of 3TGs in the products or parts supplied to Microsoft during the 2019 Reporting Year. Of these suppliers, we received CMRT responses from 178 of those suppliers – a 100% response rate.

From the CMRTs received from those 178 in-scope suppliers, we determined that 233 SORs were identified as processing 3TGs in Microsoft Devices for the 2019 Reporting Year, including 3TGs sourced from Covered Countries.

Figure 1. Response Rate for In-scope Suppliers (2013-2019 Reporting Years)

C.	Step #3: Design and Implement a Strategy to Respond to Risks

Due to our RCOI, we determined that the 3TGs that were necessary to the functionality or production of devices we contracted to manufacture during the 2019 Reporting Year may have originated in one or more Covered Country and may not have been from recycled or scrap sources. Accordingly, we designed and performed due diligence on the source and chain-of-custody of those 3TGs to address our conflict minerals sourcing risk.

1.	Microsoft Supplier Specifications - H00594, H00642, and H02050

For the 2019 Reporting Year, Microsoft required its in-scope suppliers to conduct due diligence to address the potential sourcing of 3TGs from CAHRAs, including Covered Countries, through contract requirements incorporating Microsoft’s supplier specifications and responsible sourcing requirements as detailed above.

2.	Implementation of OECD Guidance

The OECD Guidance applies to suppliers operating in a CAHRA or potentially supplying or using 3TGs from a CAHRA, including a Covered Country. The Guidance states that companies should review their mineral or metal sourcing practices to determine if the Guidance applies to them. The following “red flags” are listed as triggering the OECD due diligence procedures:

•	The minerals originated from or were transported via a CAHRA;

•	The minerals were claimed to have originated from a country that has limited known reserves for the mineral in question;

•	The minerals were claimed to have originated from a country in which minerals from a CAHRA are known to transit;

•

The company’s suppliers or other known upstream companies had shareholder or other interests in companies that supply minerals or operate in one of the red flag locations of mineral origin and transit; and

•	The company’s suppliers or other known upstream companies were known to have sourced minerals from a red flag location of mineral origin and transit during the last 12 months.

Microsoft screened its in-scope supplier CMRT data for the 2019 Reporting Year against these ”red flag” triggers to assess the suppliers that required due diligence per the OECD Guidance.

D.	Step #4: Independent Third-Party Audits of Supply Chain Due Diligence

As contemplated by Step #4 of the OECD Guidance, our due diligence program leveraged independent SOR audits to provide assurance that the 3TG SORs that were identified in our supply chain for the 2019 Reporting Year conducted an appropriate level of conflict minerals due diligence. Microsoft obtained SOR data from the RMAP Conformant Smelter List4 using Reasonable Country of Origin Inquiry Data for member MSFT and used the SOR data to assess the conflict mineral audit status of our in-scope suppliers and to support our due diligence findings. Microsoft also participated in RMAPs Smelter Engagement Team during the 2019 Reporting Year to promote SOR conformance.

[4]	The RMAP Conformant Smelter list identifies the SORs that have undergone conformance audits through the RMAP or equivalent independent, third-party audit programs for 3TGs.

Microsoft’s Responsible Sourcing program includes an escalation process that requires an in-scope supplier to find alternative upstream suppliers if it is found to be sourcing from a non-conformant SOR or risk termination as a Microsoft supplier. We contact all non-conformant SORs identified in our supply chain each Reporting Year and encourage such SORs to participate in the RMAP. We also require suppliers reporting non-conformant SORs to contact these SORs and require such SORs to join the RMAP. We actively support outreach events to increase RMAP SOR conformance. During the 2019 Reporting Year, we did not discover a SOR nonconformance that would require contract termination.

E.	Step #5: Report on Supply Chain Due Diligence

Per the Rule, we have filed our CMR with the SEC and concurrently posted it on our Microsoft Devices Responsible Sourcing website. The results of our Responsible Sourcing program are also presented in Microsoft’s FY19 Devices Sustainability Report. The Microsoft Corporate Social Responsibility website provides additional information about Microsoft’s RSRM Program. Microsoft Devices requires our suppliers to implement high standards for responsible sourcing. Each year, Microsoft Devices publishes a list of its Top 100 Production Suppliers. Our FY19 Devices Sustainability Report also contains information regarding our RSRM program, including details regarding our sourcing of cobalt. These disclosures meet the fifth step of the OECD Guidance.

III.	CONFLICT MINERAL DISCLOSURE

A.	3TG SORs Identified in Microsoft Devices’ Supply Chain

Our 2019 Reporting Year supply chain due diligence identified 278 potential SORs that were named by our in-scope suppliers as processing 3TGs. We verified that the identified SORs were actual SORs and eligible to participate in the RMAP audit program or an equivalent independent, third-party audit program for 3TGs. After verification, we validated the SOR data by removing duplicate SORs, reconciling multiple SOR names for a single entity, and eliminating otherwise invalid SOR names. Through this reconciliation process, we determined that 233 SORs processed 3TGs in Microsoft Devices’ 2019 Reporting Year supply chain.

B.	Reasonable Countries of Origin of 3TGs

Microsoft obtained Reasonable Country of Origin data through our membership in the RMAP using the Reasonable Country of Origin Inquiry Data for member MSFT. We used this data to determine the 3TG country of origin for the 233 SORs identified in Microsoft Devices’ 2019 supply chain. The RMAP classifies SOR audit status in the following manner:

•

Conformant: SOR has been audited and found to conform with a relevant, third-party audit protocol, including RMAP, London Bullion Market Association (“LBMA”), or Responsible Jewellery Council (“RLC”); and

•	Non-Conformant: SOR was audited but found not to conform to a relevant, third-party audit protocol or failed to renew its assessment.

For the identified 2335 3TG SORs for which minerals sourcing information was available from RMAP or an equivalent, independent, third-party audit program for 3TGs:6

•	232 SORs (99.6%) were conformant;

•	43 SORs (18.5%) sourced from Covered Countries, of which 43 (100%) were conformant; and

•	109 SORs (46.8%) processed recycled or scrap material.

Based on this due diligence assessment, Microsoft found no reasonable basis for concluding that any SOR sourced 3TGs in a manner that directly or indirectly financed or benefitted armed groups in a Covered Country.

The Figures below provide a visual depiction of the 233 SORs identified in Microsoft Devices’ 2019 supply chain by 3TG audit status (RMAP and/or LBMA). Figure 2 categorizes the SORs by 3TG audit status and Reporting Year. Figure 3 categorizes the SORs by 3TG mineral and audit status for the 2019 Reporting Year.

Figure 2. Identified SORs by Audit Status (2013-2019 Reporting Years)

[5]	Number includes both direct and indirect sourcing.
[6]	Three smelters were conformant with LMBA only and were not listed on the RMAP Smelter List.

Figure 3: Identified SORs by 3TG and Audit Status for 2019 Reporting Year

Figures 4-7 show the geographic distribution of the 233 SORs identified in the Microsoft Devices’ supply chain by 3TG mineral for the 2019 Reporting Year. The circle size corresponds to the relative number of times our in-scope suppliers identified each 3TG SOR in their CMRT form.

Figure 4: Location and Relative Number of Identified SORs - Tin

Figure 5: Location and Relative Number of Identified SORs -Tantalum

Figure 6: Location and Relative Number of Identified SORs - Tungsten

Figure 7: Location and Relative Number of Identified SORs - Gold

Appendix A provides the complete list of 233 SORs identified in Microsoft Devices’ supply chain which processed 3TGs during the 2019 Reporting Year. Appendix A lists each SOR by mineral, official name, and country of operation.

C.	3TG Countries of Origin

The table below lists the countries of origin for the 233 SORs identified in Microsoft Devices’ supply chain which processed 3TGs during the 2019 Reporting Year.

3TG SOR Countries of Origin

Argentina

Australia

Austria

Benin

Bolivia

Brazil

Burundi

Chile

China

Colombia

Congo, Democratic Republic of the

Ecuador

Eritrea

Ethiopia

France

Guinea

India

Indonesia

Japan

Laos

Madagascar

Malaysia

Mali

Mauritania

Mongolia

Mozambique

Myanmar

Nicaragua

Niger

Nigeria

Peru

Portugal

Russia

Rwanda

Sierra Leone

Somaliland

Spain

Swaziland

Taiwan

Thailand

Togo

Uganda

United Kingdom

United States of America

Uzbekistan

Venezuela

Vietnam

IV.	IMPROVEMENTS

Each year, we incorporate continuous improvement in the implementation of our RSRM policy. Our improvements, when compared to our 2018 Reporting Year, include the following:

•	All in-scope suppliers reported CMRT data to Microsoft, resulting in a response rate increase from 98% to 100% - a response rate that was largely driven by increased stakeholder outreach;

•	The number of conformant 3TG SORs identified in Microsoft Devices’ supply chain was 232 out of 233 total SORs – an increase from 84.6% to 99.6%;

•	The number of conformant 3TG SORs identified in Microsoft Devices’ supply chain, which sourced from a Covered Country, was 43 out of 43 – a 100% conformance rate.

•	We ensured our commitment to transparency by publicly reporting our responsible sourcing efforts and our RSRM programs;

•	We continued our support our suppliers to increase their responsible sourcing capabilities through supplier forums, webinars, in-person trainings, and by providing technical resources; and

•	We deepened and extended our engagements with external responsible sourcing organizations, including but not limited to the RMI, that are committed to advancing responsible sourcing on a global basis.

V.	FUTURE ACTIONS

Microsoft is committed to the responsible sourcing of raw materials in support of human rights; labor, health and safety; and environmental protection. We will continue to advance implementation of our RSRM policy in our Devices’ supply chain to promote supply chain identification, traceability, risk assessment, and due diligence. Going forward, Microsoft will remain focused on internal and external efforts to promote the responsible sourcing of minerals from CAHRAs, including Covered Countries, and the following:

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Expand our knowledge about 3TGs, cobalt, and other raw materials contained in our Devices’ supply chain in order to effectively implement our RSRM strategy to promote the responsible sourcing of raw materials used in Microsoft devices;

•	Require our in-scope suppliers to meet our requirements for responsibly sourcing raw materials and finding alternative upstream suppliers if they are found to be sourcing from non-conformant SORs;

•	Engage with our in-scope suppliers so that they utilize supplier best practices and tools for responsibly sourcing raw materials from CAHRAs, including Covered Countries;

•	Use digital technology to improve supply chain information and risk mitigation; and

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Further our engagement and partnerships with industry organizations and NGOs to improve mineral traceability, establish global responsible sourcing standards, and support due diligence programs in the mineral supply chain.

APPENDIX A

Identified SORs in Microsoft Devices’ Supply Chain for 2019 Reporting Year

This Appendix lists the 233 SORs, which were identified in Microsoft Devices’ supply chain and which processed 3TGs during the 2019 Reporting Year.

Mineral	Official Name	Country of Operation
Gold	8853 S.p.A.	Italy
Tungsten	A.L.M.T. Corp.	Japan
Tungsten	ACL Metais Eireli	Brazil
Gold	Advanced Chemical Company	United States
Gold	Aida Chemical Industries Co., Ltd.	Japan
Gold	Al Etihad Gold Refinery DMCC	United Arab Emirates
Gold	Allgemeine Gold-und Silberscheideanstalt A.G.	Germany
Gold	Almalyk Mining and Metallurgical Complex (AMMC)	Uzbekistan
Tin	Alpha	United States
Gold	AngloGold Ashanti Corrego do Sitio Mineracao	Brazil
Gold	Argor-Heraeus S.A.	Switzerland
Gold	Asahi Pretec Corp.	Japan
Gold	Asahi Refining Canada Ltd.	Canada
Gold	Asahi Refining USA Inc.	United States
Gold	Asaka Riken Co., Ltd.	Japan
Tantalum	Asaka Riken Co., Ltd.	Japan
Tungsten	Asia Tungsten Products Vietnam Ltd.	Viet Nam
Gold	AU Traders and Refiners	South Africa
Gold	Aurubis AG	Germany
Gold	Bangalore Refinery	India
Gold	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	Philippines
Gold	Boliden AB	Sweden
Gold	C. Hafner GmbH + Co. KG	Germany
Gold	CCR Refinery - Glencore Canada Corporation	Canada
Gold	Cendres + Metaux S.A.	Switzerland
Tantalum	Changsha South Tantalum Niobium Co., Ltd.	China
Tungsten	Chenzhou Diamond Tungsten Products Co., Ltd.	China
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	China
Tin	Chifeng Dajingzi Tin Industry Co., Ltd.	China
Gold	Chimet S.p.A.	Italy
Tin	China Tin Group Co., Ltd.	China
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	China
Gold	Chugai Mining	Japan
Tantalum	D Block Metals, LLC	United States
Gold	DODUCO Contacts and Refining GmbH	Germany
Gold	Dowa	Japan
Tin	Dowa	Japan

Gold	DS PRETECH Co., Ltd.	Korea
Gold	DSC (Do Sung Corporation)	Korea
Gold	Eco-System Recycling Co., Ltd.	Japan
Gold	Eco-System Recycling Co., Ltd. North Plant	Japan
Gold	Eco-System Recycling Co., Ltd. West Plant	Japan
Tin	EM Vinto	Bolivia
Gold	Emirates Gold DMCC	United Arab Emirates
Tantalum	Exotech Inc.	United States
Tantalum	F&X Electro-Materials Ltd.	China
Tin	Fenix Metals	Poland
Tantalum	FIR Metals & Resource Ltd.	China
Tungsten	Fujian Ganmin RareMetal Co., Ltd.	China
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	China
Tungsten	Ganzhou Haichuang Tungsten Co., Ltd.	China
Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.	China
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	China
Gold	Geib Refining Corporation	United States
Tin	Gejiu Kai Meng Industry and Trade LLC	China
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China
Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	China
Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.	China
Tantalum	Global Advanced Metals Aizu	Japan
Tantalum	Global Advanced Metals Boyertown	United States
Tungsten	Global Tungsten & Powders Corp.	United States
Gold	Gold Refinery of Zijin Mining Group Co., Ltd.	China
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China
Tungsten	Guangdong Xianglu Tungsten Co., Ltd.	China
Tantalum	Guangdong Zhiyuan New Material Co., Ltd.	China
Tin	Guanyang Guida Nonferrous Metal Smelting Plant	China
Tantalum	H.C. Starck Co., Ltd.	Thailand
Tantalum	H.C. Starck Hermsdorf GmbH	Germany
Tantalum	H.C. Starck Inc.	United States
Tantalum	H.C. Starck Ltd.	Japan
Tungsten	H.C. Starck Smelting GmbH & Co. KG	Germany
Tantalum	H.C. Starck Smelting GmbH & Co. KG	Germany
Tantalum	H.C. Starck Tantalum and Niobium GmbH	Germany
Tungsten	H.C. Starck Tungsten GmbH	Germany
Gold	HeeSung Metal Ltd.	Korea
Gold	Heimerle + Meule GmbH	Germany
Tantalum	Hengyang King Xing Lifeng New Materials Co., Ltd.	China
Gold	Heraeus Metals Hong Kong Ltd.	China
Gold	Heraeus Precious Metals GmbH & Co. KG	Germany
Tin	HuiChang Hill Tin Industry Co., Ltd.	China
Tin	Huichang Jinshunda Tin Co., Ltd.	China
Tungsten	Hunan Chenzhou Mining Co., Ltd.	China

Tungsten	Hunan Chuangda Vanadium Tungsten Co., Ltd. Wuji	China
Tungsten	Hunan Chunchang Nonferrous Metals Co., Ltd.	China
Tungsten	Hunan Litian Tungsten Industry Co., Ltd.	China
Tungsten	Hydrometallurg, JSC	Russia
Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd.	China
Gold	Ishifuku Metal Industry Co., Ltd.	Japan
Gold	Istanbul Gold Refinery	Turkey
Gold	Italpreziosi	Italy
Gold	Japan Mint	Japan
Tungsten	Japan New Metals Co., Ltd.	Japan
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China
Gold	Jiangxi Copper Co., Ltd.	China
Tantalum	Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	China
Tungsten	Jiangxi Gan Bei Tungsten Co., Ltd.	China
Tin	Jiangxi New Nanshan Technology Ltd.	China
Tungsten	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	China
Tantalum	Jiangxi Tuohong New Raw Material	China
Tungsten	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China
Tungsten	Jiangxi Yaosheng Tungsten Co., Ltd.	China
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	China
Tantalum	Jiujiang Tanbre Co., Ltd.	China
Tantalum	Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	China
Gold	JSC Uralelectromed	Russia
Gold	JX Nippon Mining & Metals Co., Ltd.	Japan
Gold	Kazzinc	Kazakhstan
Tantalum	KEMET Blue Metals	Mexico
Tungsten	Kennametal Fallon	United States
Tungsten	Kennametal Huntsville	United States
Gold	Kennecott Utah Copper LLC	United States
Tungsten	KGETS Co., Ltd.	Korea
Gold	KGHM Polska Miedz Spolka Akcyjna	Poland
Gold	Kojima Chemicals Co., Ltd.	Japan
Gold	Korea Zinc Co., Ltd.	Korea
Gold	Kyrgyzaltyn JSC	Kyrgyzstan
Tungsten	Lianyou Metals Co., Ltd.	Taiwan
Gold	L’Orfebre S.A.	Andorra
Tantalum	LSM Brasil S.A.	Brazil
Gold	LS-NIKKO Copper Inc.	Korea
Tin	Ma’anshan Weitai Tin Co., Ltd.	China
Tin	Magnu’s Minerais Metais e Ligas Ltda.	Brazil
Tin	Malaysia Smelting Corporation (MSC)	Malaysia
Tungsten	Malipo Haiyu Tungsten Co., Ltd.	China
Gold	Marsam Metals	Brazil
Tungsten	Masan Tungsten Chemical LLC (MTC)	Viet Nam
Gold	Materion	United States
Gold	Matsuda Sangyo Co., Ltd.	Japan

Tin	Melt Metais e Ligas S.A.	Brazil
Tin	Metallic Resources, Inc.	United States
Tin	Metallo Belgium N.V.	Belgium
Tin	Metallo Spain S.L.U.	Spain
Tantalum	Metallurgical Products India Pvt., Ltd.	India
Gold	Metalor Technologies (Hong Kong) Ltd.	China
Gold	Metalor Technologies (Singapore) Pte., Ltd.	Singapore
Gold	Metalor Technologies (Suzhou) Ltd.	China
Gold	Metalor Technologies S.A.	Switzerland
Gold	Metalor USA Refining Corporation	United States
Gold	Metalurgica Met-Mex Penoles S.A. De C.V.	Mexico
Tin	Mineracao Taboca S.A.	Brazil
Tantalum	Mineracao Taboca S.A.	Brazil
Tin	Minsur	Peru
Gold	Mitsubishi Materials Corporation	Japan
Tin	Mitsubishi Materials Corporation	Japan
Tantalum	Mitsui Mining and Smelting Co., Ltd.	Japan
Gold	Mitsui Mining and Smelting Co., Ltd.	Japan
Gold	MMTC-PAMP India Pvt., Ltd.	India
Tin	Modeltech Sdn Bhd	Malaysia
Tungsten	Moliren Ltd.	Russia
Gold	Moscow Special Alloys Processing Plant	Russia
Gold	Nadir Metal Rafineri San. Ve Tic. A.S.	Turkey
Tungsten	Niagara Refining LLC	United States
Gold	Nihon Material Co., Ltd.	Japan
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	China
Tantalum	NPM Silmet AS	Estonia
Tin	O.M. Manufacturing (Thailand) Co., Ltd.	Thailand
Tin	O.M. Manufacturing Philippines, Inc.	Philippines
Gold	Ogussa Osterreichische Gold- und Silber-Scheideanstalt GmbH	Austria
Gold	Ohura Precious Metal Industry Co., Ltd.	Japan
Gold	OJSC “The Gulidov Krasnoyarsk Non-Ferrous Metals Plant” (OJSC Krastsvetmet)	Russia
Gold	OJSC Novosibirsk Refinery	Russia
Tin	Operaciones Metalurgicas S.A.	Bolivia
Gold	PAMP S.A.	Switzerland
Tungsten	Philippine Chuangxin Industrial Co., Inc.	Philippines
Gold	Planta Recuperadora de Metales SpA	Chile
Tantalum	Power Resources Ltd.	Macedonia
Gold	Prioksky Plant of Non-Ferrous Metals	Russia
Gold	PT Aneka Tambang (Persero) Tbk	Indonesia
Tin	PT Artha Cipta Langgeng	Indonesia
Tin	PT ATD Makmur Mandiri Jaya	Indonesia
Tin	PT Menara Cipta Mulia	Indonesia
Tin	PT Mitra Stania Prima	Indonesia
Tin	PT Refined Bangka Tin	Indonesia

Tin	PT Timah Tbk Kundur	Indonesia
Tin	PT Timah Tbk Mentok	Indonesia
Gold	PX Precinox S.A.	Switzerland
Tantalum	QuantumClean	United States
Gold	Rand Refinery (Pty) Ltd.	South Africa
Gold	REMONDIS PMR B.V.	Netherlands
Tin	Resind Industria e Comercio Ltda.	Brazil
Tantalum	Resind Industria e Comercio Ltda.	Brazil
Tantalum	RFH Tantalum Smeltery Co., Ltd./Yanling Jincheng Tantalum & Niobium Co., Ltd.	China
Gold	Royal Canadian Mint	Canada
Tin	Rui Da Hung	Taiwan
Gold	SAAMP	France
Gold	Safimet S.p.A	Italy
Gold	Samduck Precious Metals	Korea
Gold	SAXONIA Edelmetalle GmbH	Germany
Gold	SEMPSA Joyeria Plateria S.A.	Spain
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China
Gold	Sichuan Tianze Precious Metals Co., Ltd.	China
Gold	Singway Technology Co., Ltd.	Taiwan
Gold	SOE Shyolkovsky Factory of Secondary Precious Metals	Russia
Tin	Soft Metais Ltda.	Brazil
Gold	Solar Applied Materials Technology Corp.	Taiwan
Tantalum	Solikamsk Magnesium Works OAO	Russia
Gold	Sumitomo Metal Mining Co., Ltd.	Japan
Gold	SungEel HiMetal Co., Ltd.	Korea
Gold	T.C.A S.p.A	Italy
Tantalum	Taki Chemical Co., Ltd.	Japan
Gold	Tanaka Kikinzoku Kogyo K.K.	Japan
Tungsten	Tejing (Vietnam) Tungsten Co., Ltd.	Viet Nam
Tantalum	Telex Metals	United States
Tin	Thai Nguyen Mining and Metallurgy Co., Ltd.	Viet Nam
Tin	Thaisarco	Thailand
Gold	The Refinery of Shandong Gold Mining Co., Ltd.	China
Tin	Tin Technology & Refining	United States
Gold	Tokuriki Honten Co., Ltd.	Japan
Gold	Torecom	Korea
Tantalum	Ulba Metallurgical Plant JSC	Kazakhstan
Gold	Umicore Brasil Ltda.	Brazil
Gold	Umicore Precious Metals Thailand	Thailand
Gold	Umicore S.A. Business Unit Precious Metals Refining	Belgium
Tungsten	Unecha Refractory metals plant	Russia
Gold	United Precious Metal Refining, Inc.	United States
Gold	Valcambi S.A.	Switzerland
Gold	Western Australian Mint (T/a The Perth Mint)	Australia
Tin	White Solder Metalurgia e Mineracao Ltda.	Brazil

Gold	WIELAND Edelmetalle GmbH	Germany
Tungsten	Wolfram Bergbau und Hutten AG	Austria
Tungsten	Woltech Korea Co., Ltd.	Korea
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	China
Tungsten	Xiamen Tungsten Co., Ltd.	China
Tungsten	Xinfeng Huarui Tungsten & Molybdenum New Material Co., Ltd.	China
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	China
Tantalum	XinXing HaoRong Electronic Material Co., Ltd.	China
Gold	Yamakin Co., Ltd.	Japan
Gold	Yokohama Metal Co., Ltd.	Japan
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China
Tin	Yunnan Tin Company Limited	China
Tin	Yunnan Yunfan Non-ferrous Metals Co., Ltd.	China
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	China